Exhibit 12.1

Zimmer Holdings, Inc. Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2014		2013		2012		2011		2010
Earnings:
Earnings before income taxes and minority interest	$943.9		$981.1		$990.1		$978.9		$860.2
(Income) / loss from equity investees	—		(0.3)		0.1		0.7		0.8
Amortization of capitalized interest	0.1		0.1		0.1		0.1		0.1
Interest capitalized	—		—		—		—		—
Fixed Charges	63.6		70.7		73.5		56.0		60.9

Earnings	$1,007.6		$1,051.6		$1,063.8		$1,035.7		$922.0

Fixed Charges:
Interest expense (including amortization of debt discount expense, debt issuance costs and factoring)	63.1		70.1		72.9		55.3		60.2
Interest capitalized	—		—		—		—		—
Portion of rents representative of the interest factor	0.5		0.6		0.6		0.7		0.7

Fixed Charges	$63.6		$70.7		$73.5		$56.0		$60.9

Ratio of Earnings to Fixed Charges	15.8	x	14.9	x	14.5	x	18.5	x	15.1	x

For purposes of calculating the ratio of earnings to fixed charges, “earnings” have been computed by adding earnings before income taxes and minority interest, amortization of capitalized interest and fixed charges and excluding equity investee income or loss and capitalized interest. “Fixed charges” consist of interest costs, whether expensed or capitalized, and a reasonable approximation of the interest factor deemed to be included in rental expense for all facilities and equipment.